Conectiv Energy Holding Company
Consolidated Balance Sheet
(Dollars in Thousands)
(Unaudited)

ASSETS

June 30, 2003

Current Assets

Cash and cash equivalents *
Accounts receivable *
Allowance for doubtful accounts *
Interest and taxes receivable *
Inventories, at average cost *
Other prepayments *
*

Investments

Goodwill *
Other *
*

Property, Plant and Equipment

Property, plant and equipment *
Less: Accumulated depreciation *
Net Plant *

Total Assets *

LIABILITIES AND OWNER'S EQUITY

Current Liabilities

Short-term debt *
Accounts payable *
Accounts payable to associated *
companies
Other *
*

Note Payable to Associated Companies *

Deferred Credits and Other Liabilities

Deferred income tax credit *
Deferred income taxes, net *
Other *
*

Capitalization

Conectiv common stock *
Additional paid-in capital *
Other comprehensive income *
Retained earnings *
Total stockholders equity *

Conectiv money pool loan *
Total capitalization *

Total Capitalization and Liabilities *

* Filed under request for confidential treatment pursuant to Rule 104(b) of the
  Public Utility Holding Company Act of 1935.